# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apogee Therapeutics, Inc., CIK 0001974640
CUSIP: 03770N101
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 03/26/2026
Amends the filing with accession number 0001104659-23-083070
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,666,332; sole dispositive power 0; shared dispositive power 6,666,332; aggregate amount beneficially owned 6,666,332 (9.84% of the class)
  Comment: The securities include (i) 298,647 shares of common stock, $0.00001 par value per share (the "Common Stock") and (ii) 6,367,685 shares of Common Stock issuable upon conversion of 6,367,685 shares of Non-Voting Common Stock, par value $0.00001 per share (the "Non-Voting Common Stock"), the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 67,754,402 shares of Common Stock outstanding as of March 26, 2026, consisting of (i) 61,302,301 shares of Common Stock outstanding as of March 26, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated March 24, 2026, (ii) 84,416 shares underlying vested stock options owned by the Reporting Persons and (iii) 6,367,685 shares of Common Stock underlying the 6,367,685 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,666,332; sole dispositive power 0; shared dispositive power 6,666,332; aggregate amount beneficially owned 6,666,332 (9.84% of the class)
  Comment: The securities include (i) 298,647 shares of Common Stock and (ii) 6,367,685 shares of Common Stock issuable upon conversion of 6,367,685 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock, both directly held by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock held by Fund II in excess of the beneficial ownership limitation.
  
  Row 13 is based on 67,754,402 shares of Common Stock outstanding as of March 26, 2026, consisting of (i) 61,302,301 shares of Common Stock outstanding as of March 26, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated March 24, 2026, (ii) 84,416 shares underlying vested stock options owned by the Reporting Persons and (iii) 6,367,685 shares of Common Stock underlying the 6,367,685 shares of Non-Voting Common Stock owned by Fund II, applying the beneficial ownership limitation.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 93,374; shared voting power 6,671,600; sole dispositive power 93,374; shared dispositive power 6,671,600; aggregate amount beneficially owned 6,764,974 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Harwin, (b) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 6,372,953 shares of Common Stock issuable upon conversion of 6,372,953 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 67,717,462 shares of Common Stock outstanding as of March 26, 2026, consisting of (i) 61,302,301 shares of Common Stock outstanding as of March 26, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated March 24, 2026, (ii) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin and (iii) 6,372,953 shares of Common Stock underlying the 6,372,953 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.
  
  * Under Mr. Harwin's arrangement with Fairmount, Mr. Harwin holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Harwin is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Harwin therefore disclaims beneficial ownership of the option and underlying common stock.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 93,374; shared voting power 6,671,600; sole dispositive power 93,374; shared dispositive power 6,671,600; aggregate amount beneficially owned 6,764,974 (9.99% of the class)
  Comment: The securities include (a) 51,166 shares of Common Stock held directly by Mr. Kiselak, (b) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak* and (c) Fund II's direct holdings of (i) 298,647 shares of Common Stock and (ii) 6,372,953 shares of Common Stock issuable upon conversion of 6,372,953 shares of Non-Voting Common Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Non-Voting Common Stock in excess of the beneficial ownership limitation.
  
  Row 13 is based on 67,717,462 shares of Common Stock outstanding as of March 26, 2026, consisting of (i) 61,302,301 shares of Common Stock outstanding as of March 26, 2026, as reported in the Company's final prospectus supplement filed pursuant to Rule 424(b)(5) dated March 24, 2026, (ii) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak and (iii) 6,372,953 shares of Common Stock underlying the 6,372,953 shares of Non-Voting Common Stock owned by Fund II, subject to the beneficial ownership limitation.
  
  * Under Mr. Kiselak's arrangement with Fairmount, Mr. Kiselak holds the options for one or more investment vehicles managed by Fairmount (each, a "Fairmount Fund"). Mr. Kiselak is obligated to turn over to Fairmount any net cash or stock received from the option for the benefit of such Fairmount Fund. Mr. Kiselak therefore disclaims beneficial ownership of the option and underlying common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Apogee Therapeutics, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 17, Suite 102b, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 21, 2023, Amendment No. 1 filed on January 31, 2024, Amendment No. 2 filed on April 1, 2024, Amendment No. 3 filed on October 14, 2025, and Amendment No. 4 filed on January 22, 2026 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 5 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 5 is incorporated by reference herein.

In the aggregate, the Reporting Persons have voting and dispositive power over 6,264,531 shares of Common Stock, which is comprised of the following: (i) 298,647 shares of Common Stock held by Fund II; (ii) 6,264,531 shares of Common Stock issuable upon conversion of 6,264,531 shares of Non-Voting Common Stock, held by Fund II, reflecting the beneficial ownership limitation of 9.99% of the outstanding Common Stock; (iii) 51,166 shares of Common Stock held by Mr. Harwin; (iv) 42,208 shares of Common Stock underlying vested options held by Mr. Harwin; (v) 51,166 shares of Common Stock held by Mr. Kiselak; and (vi) 42,208 shares of Common Stock underlying vested options held by Mr. Kiselak. In total, Fund II currently owns 6,743,321 shares of Non-Voting Common Stock.
Transactions in the class effected during the past sixty days: None

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-Up Agreement

In connection with the Company's underwritten public offering of common stock that closed on March 26, 2026, Fund II entered into a customary lock-up letter agreement (the "Lock-Up Agreement") with Jefferies LLC, TD Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC, as representatives of the several underwriters party to an underwriting agreement with the Company. Pursuant to the Lock-Up Agreement, Fund II agreed to refrain from selling shares of the Company's securities without the consent of Jefferies LLC, and other customary lock-up conditions, for a period of 60 days from the date of the Company's final prospectus supplement related to the offering.

The Reporting Persons did not purchase any securities of the Company or otherwise participate in the offering.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-Up Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed with the SEC on October 14, 2025)

99.2 Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 of the Company's Form 8-K filed with the SEC on March 25, 2026)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (03/27/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/27/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (03/27/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/27/2026)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (03/27/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (03/27/2026)